O’Melveny & Myers LLP	T: +1 212 326 2000	File Number: 0507930-00003
Times Square Tower	F: +1 213 326 2061
7 Times Square	omm.com
New York, New York 10036

April 11, 2022	Portia Ku
D: +1 212 326 2168
pku@omm.com

CONFIDENTIAL

VIA EDGAR

Ms. Jessica Ansart

Ms. Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BELITE BIO, INC. Registration Statement on Form F-1 Filed April 5, 2022 File No. 333-264134

Dear Ms. Ansart and Ms. Westbrook:

On behalf of our client, Belite Bio, Inc, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 8, 2022, regarding the above-referenced Registration Statement on Form F-1, as filed with the Commission on April 5, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, followed by the Company’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Registration Statement on Form F-1

Risk Factors

Risks Related to Our Industry, Business and Operations

In the event that we elect to carry out clinical trials in China and/or to expand our operations into China in the future, page 67

1.	We note your response to our prior comment 3 and reissue the comment in part. We also note your disclosure on page 1 that you have received approval to commence patient enrollment for a Phase 3 clinical trial in Hong Kong, among other jurisdictions. Given your planned clinical trials in Hong Kong, please revise your disclosure here to also discuss the relevant material risks in the context of your operations in Hong Kong.

Response:

The Company respectfully submits to the Staff that despite Hong Kong is a special administrative region of the People's Republic of China politically, it currently maintains separate governing and economic systems from that of mainland China under the principle of "one country, two systems." More importantly, for the proposed or ongoing clinical trials relating to new drug candidates under development, the main regulator of such clinical trials in Hong Kong is the Department of Health (DOH), which is directly led and independently operated by the Hong Kong government and is not a subordinate to, or a department under, the NMPA, the main regulator of similar clinical trials to be conducted in mainland China.

In addition, prior to the commencement of patient enrollment for the Phase 3 clinical trial of LBS-008 in Hong Kong, the Company has obtained all required approvals from relevant regulatory authorities in Hong Kong, which include, among others, (i) the Clinical Trial Certificate by DOH, (ii) the ethics approval from the relevant Ethics Committee and (iii) the administrative agreement from relevant study site/hospital management.

The Company further advises the Staff that the Hong Kong subsidiary of the Company mainly serves as an investment holding vehicle to hold the equity interest of the Company’s China subsidiary, and the planned clinical trial of LBS-008 in Hong Kong is conducted by an experienced and reputable CRO engaged by the Company. The Hong Kong subsidiary of the Company does not have any substantive operations at present, nor does the Company intend to have any substantive operations in Hong Kong in the near future.

Based on the above, the Company believes there is no material risk relating to the Company’s planned clinical trials in Hong Kong or the operations of its Hong Kong subsidiary.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 326-2168 or pku@omm.com with any questions or comments regarding this letter and/or the Registration Statement.

Sincerely,

/s/ Portia Ku

Portia Ku of O’Melveny & Myers LLP

cc:

Yu-Hsin Lin, Chief Executive Officer and Chairman, Belite Bio, Inc

Hao-Yuan Chuang, Chief Financial Officer, Belite Bio, Inc

Vincent Lin, O’Melveny & Myers LLP

John J. Hart, Ellenoff Grossman & Schole LLP

Joy Pan, Friedman LLP